DD 7/3/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 01 2013
19 REGISTRATIONS BRANCH

SEC
Mail Processing
Section
JUL 01 2013
Washington DC
401

[redacted]

SECUR 13014347 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/12 AND ENDING 04/30/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eulav Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Times Square - 21st Floor
(No. and Street)

New York | New York | 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mitchell Appel (212) 907-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue | New York | 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 7/31/13

OATH OR AFFIRMATION

I, Mitchell Appel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eulav Securities LLC, as of April 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CAROL COBURN FREDING
Notary Public, State of New York
No. 01FR6268513
Qualified in New York County
Commission Expires September 10, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

EULAV SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2013

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
EULAV Securities LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of EULAV Securities LLC as of April 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of EULAV Securities LLC as of April 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
June 24, 2013

EULAV SECURITIES LLC

Statement of Financial Condition
April 30, 2013

ASSETS

Cash and cash equivalents	$ 1,953,207
12b-1 fees and sub-transfer agency fees receivable from affiliates	323,052
Prepaid expenses and other assets	72,807
Total assets	$ 2,349,066

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$ 707,607
Due to affiliate	119,425
Due to Parent	26,145
Total liabilities	853,177
Total member's equity	1,495,889
Total liabilities and member's equity	$ 2,349,066

See notes to statement of financial condition

NOTE A - ORGANIZATION AND TRANSACTIONS WITH AFFILIATES

EULAV Securities LLC (the "Company"), a wholly-owned subsidiary of EULAV Asset Management (the "Parent"), is a Delaware limited liability company formed on December 23, 2010. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. It serves as the underwriter and distributor of shares of the Value Line mutual funds ("Value Line Funds").

Each of the Value Line Funds has a distribution agreement with the Company pursuant to which the Company acts as principal underwriter and sole distributor of the Value Line Funds for the sale and distribution of their shares. The Company is eligible to receive service and distribution fees under Rule 12b-1 of the Investment Company Act of 1940 from Value Line Funds managed by the Parent. The Company and certain of the Value Line Funds have agreed to waive a portion of the fund's respective Rule 12b-1 fees. The fees received by the Company from the Value Line Funds are net of any contractual fee waivers as described in Note C.

Effective July 5, 2012, certain of the Value Line Funds compensate financial intermediaries that provide sub-transfer agency and related services to investors that hold their fund shares in omnibus accounts maintained by the financial intermediaries with the Value Line Funds (see Note B[3]).

The Company claims the exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(1).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

[2] Cash and cash equivalents:

The Company considers all cash held at banks and money market mutual funds to be cash and cash equivalents. As of April 30, 2013, cash equivalents consisted of $190,927 invested in the Daily Income Fund - U.S. Government Portfolio. The Company maintains cash and balances in a financial institution which, at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited.

[3] Revenues:

Service and distribution fees are received solely from the Value Line Funds in accordance with service and distribution plans under Rule 12b-1 of the Investment Company Act of 1940. The plans are compensation plans, which means that the Company's fees under the plans are receivable without regard to actual expenses incurred by the Company. The Company may earn a profit under the plan. Service and distribution fees are earned on a monthly basis and calculated on the average daily net assets of the month of the respective mutual fund in accordance with each fund prospectus and received in arrears the following month. Expenses incurred by the Company include payments to securities dealers, banks, financial institutions and other organizations (including an allocation of the Parent's expenses), that provide distribution, marketing, and administrative services with respect to the distribution of the mutual funds' shares.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Revenues: (continued)

Sub-transfer agency fees are received solely from the Value Line Funds in accordance with the sub-transfer agency plan approved by the Board of the Value Line Funds. The sub-transfer agency fee, which may be paid directly to the financial intermediary or indirectly via the Company, is equal to the lower of (i) the aggregate amount of additional transfer agency fees and expenses that the Value Line Funds would otherwise pay to the Value Line Funds' transfer agent, if each subaccount in the omnibus account maintained by the financial intermediary with the fund were a direct account with the fund and (ii) the amount by which the fees charged by the financial intermediary for including the fund on its platform and providing shareholder, sub-transfer agency and related services exceed the amount paid under the fund's plan with respect to fund assets attributable to shares held by the financial intermediary in the omnibus account. In addition, the amount of sub-transfer agency fees payable by the Value Line Funds to all financial intermediaries in the aggregate is subject to a maximum cap of 0.05% of the fund's average daily net assets. If the sub-transfer agency fee is paid to financial intermediaries indirectly via the Company, the Company does not retain any amount thereof and such fee otherwise reduces the amount that the Company is contractually obligated to pay to the financial intermediary.

[4] Income taxes:

The Company, as a single member limited liability company, is a disregarded entity for federal, state and local income tax purposes and, accordingly, is not subject to federal, state, or local income taxes.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's policy is to recognize accrued interest and penalties in general and administration expense. The Company has not recognized in this statement of financial condition any interest or penalties related to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under examination.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of income.

[5] Fair value of financial instruments:

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from independent sources.